Spring Valley Acquisition Corp.
2100 McKinney Ave, Suite 1675
Dallas, TX 75201

July 8, 2021

VIA EDGAR

Attention:	Eric Atallah
Terence O'Brien
Margaret Schwartz
Laura Crotty

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, NE
Washington, D.C. 20549

Re:	Spring Valley Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed June 22, 2021
File No. 333-255978

Ladies and Gentlemen:

This letter sets forth the response of Spring Valley Acquisition Corp. (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated July 1, 2021, with respect to the above referenced Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing Amendment No. 2 to the Registration Statement on Form S-4 (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Registration Statement.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Amendment No. 1 to Registration Statement on Form S-4, Filed June 22, 2021

Risk Factors

AeroFarms' ability to use net operating loss carryforwards and other tax attributes may be limited..., page 38

1.            Staff’s comment: We note your response to our prior comment 3. Please estimate the applicable long-term, tax-exempt rate.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 39 accordingly.

Business Combination Proposal

The Merger Agreement page 80

2.             Staff’s comment: We note your response to our prior comment 4 and reissue the comment in part. Please revise your disclosure regarding the Registration Rights Agreement to identify the "certain other holders" that will enter into the agreement along with the Sponsor.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 10, 80, 81, 220 and 221 accordingly.

The Spring Valley Board's Reasons for the Business Combination, page 86

3.             Staff’s comment: We note your response to our prior comment 8. Please revise page 87 in the discussion of the board’s decision to acknowledge that you have not finalized plans for measuring the New AeroFarms’ public benefit performance.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 87 accordingly.

4.             Staff’s comment: We note your response to our prior comment 9. With respect to the projected financial information, please revise to state whether, and if so, how, the passage of time was considered in relation to the six-year projection period.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 92 accordingly.

Governing Documents Proposals D - Approval of Other Changes in Connection with Adoption of the Proposed Governing Documents, page 109

5.             Staff’s comment: We note your response to our prior comment 13. Please revise your request that shareholders approve all other changes necessary or, as mutually agreed in good faith by Spring Valley and Dream Holdings, desirable, to instead make clear that you are only referring to immaterial changes and that all material changes are being presented for a vote.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page xiii, xiv, 6, 7, 62, 100 and 113 accordingly.

Consolidated Statement of Operations and Comprehensive Loss for the Three Months Ended March 31, 2021 and 2020, page F-68

6.             Staff’s comment: We note your response and revised presentation in response to prior comment 22. Please tell us how your presentation of gross loss exclusive of depreciation and amortization complies with SAB Topic 1 IB, which indicates that depreciation and amortization should not be positioned in the income statement in a manner which results in reporting a figure for income before depreciation.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 146, 189, 190, 192, 193, 194, 195, 196, 197 and F-68 accordingly.

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Exhibits

7.             Staff’s comment: We note your response to our prior comment 32. Please file the Spring Valley Letter Agreement and the Sponsor Letter Agreement as exhibits, or explain why you do not believe such filing is required. See Item 601 (b)(10) of Regulation S-K for guidance.

Response: The Company acknowledges the Staff’s comment and has revised the Exhibit Index accordingly.

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We respectfully request the Staff’s assistance in completing the review of the Registration Statement, as amended, as soon as possible. Please contact Matthew R. Pacey of Kirkland & Ellis LLP at (713) 836-3786 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

SPRING VALLEY ACQUISITION CORP.

By:	/s/ Christopher Sorrells
Name: Christopher Sorrells
Title: Chief Executive Officer

CC:	David Rosenberg, Dream Holdings, Inc.
Mark Boyland, Dream Holdings, Inc.
Scott Cowan, DLA Piper LLP
Lance Hancock, Kirkland & Ellis LLP

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